July 2, 2009

VIA EDGAR AND FACSIMILE

Ms. Angela Crane

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICx Technologies, Inc. -

Form 10-K for the fiscal year ended December 31, 2008

Filed March 31, 2009

File No. 001-33793

Dear Ms. Crane:

On behalf of ICx Technologies, Inc. (“ICx” or the “Company”), I am electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Ms. Deborah Mosier of ICx dated April 30, 2009. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All the responses set forth herein have been reviewed and approved by the Company.

Form 10-K for the fiscal year ended December 31, 2008

1.	We note the disclosure on page 32 that two of your subsidiaries, prior to their acquisition by you, shared technical information with foreign national employees related to the development of explosives detectors and nerve gas sensors, without the appropriate license approval. Please tell us the foreign country or countries of which they are nationals.

ICx Response:

In the course of the Company’s due diligence review in connection with the acquisition of a subsidiary, ICx discovered that technical information may have been shared by this company with foreign nationals. Accordingly, the company filed a voluntary disclosure with the Office of Defense Trade Controls Compliance at the U.S. Department of State. The voluntary disclosure, which was made on November 10, 2005, related to foreign employees who were nationals of Belarus, Canada, China, England, India, Ireland, Russia, Scotland, South Korea and Taiwan. On September 29, 2005, another of the Company’s acquired subsidiary companies made a voluntary disclosure related to technical information regarding nerve gas in research collaborations with foreign parties from the United Kingdom, France and Israel. Both matters were closed in early 2006 by the Directorate of Defense Trade Controls Compliance and Registration Division without enforcement action against these subsidiary companies.

Securities and Exchange Commission

July 2, 2009

2.	We are aware of a March 2008 news report indicating your participation in the International Security National Resilience Exhibition and Conference taking place in Abu Dhabi in March 2008, an event that an official delegation from Syria was scheduled to attend. As you may know Syria is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not discuss contacts with Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, whether through subsidiaries, sellers, resellers, or other direct or indirect arrangements. Your response should describe any products, components, materials, software, technology, or services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities controlled by that government.

ICx Response:

ICx sells its products and services to customers located in the United States and other countries both directly (through the Company’s own sales organizations) and indirectly through third party OEM partners, integrators and resellers. ICx also routinely attends conferences and tradeshows to market and sell its products and services. These conferences and trade shows are usually open to the public. The regulations promulgated by the State Department contemplate companies like ICx attending these events and impose certain requirements on them. When attending international trade shows and conferences, ICx complies with all applicable regulations.

ICx has not sold any products or services directly through its own sales organizations to any customer or other party in Syria. Nor has ICx entered into any agreement or commercial arrangement with, or had any contact with, the government of Syria or any entity controlled by the government of Syria. In addition, the Company’s standard sales contracts, including contracts with OEM partners, integrators and resellers, include provisions obligating the Company’s counter-parties to comply with U.S. export control and economic sanction laws and regulations with respect to its products and services. Furthermore, ICx has not entered into any agreements with its OEM partners, integrators or resellers that authorize the sale of its products and services to any party in Syria.

ICx actively employs comprehensive policies, procedures and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations. In addition, ICx educates and trains its employees about U.S. export control and economic sanction laws and regulations and how such laws and regulations affect its business. ICx also regularly updates and implements policies and procedures for conducting its business in compliance with U.S. laws and regulations, where applicable.

Securities and Exchange Commission

July 2, 2009

In addition, in the normal course of business ICx collects point of sale data from its internal sales organizations and receives shipment instructions from its third party OEM partners, integrators and resellers. ICx then screens shipment destination information to prevent shipment by the Company of its products to locations that are subject to U.S. export control laws and economic sanctions. For example, in April 2009, ICx received an order through one of its international resellers to ship its radiation detector products to Syria. As a result of the company’s controls over the collection of point of sale data and controls over the screening of shipment destination information, ICx has not shipped, and does not intend to ship, its radiation detector products, or any other of its products, to Syria.

In accordance with the Company’s policies and procedures, ICx has not provided any products, technologies, services or financial support to Syria. In addition, ICx has not previously, does not currently, and does not intend to conduct business with customers in or connected with Syria.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies and Estimates, page 58

3.	We see you disclose herein that you review goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also review goodwill annually in accordance with SFAS No. 142. We also see you indicate the fair value of your reporting units is estimated using a discounted cash flow valuation approach. Regarding your analysis of goodwill for impairment, please address the following:

•	Tell us, in light of deteriorating market conditions, the last date you assessed each of your reporting unit’s goodwill for impairment and the results of such tests.

•

We note from your disclosures on page 60 that you use a discounted cash flow valuation approach to determine the fair value of your reporting units. In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, please specifically tell us how you considered other valuation approaches in determining the fair value of your reporting units.

•

Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from your discounted cash flow projections. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, consider the need to revise your future disclosures herein and elsewhere in the filing based on the matters outlined in our comment.

Securities and Exchange Commission

July 2, 2009

ICx Response:

•

In accordance with SFAS No. 142, ICx reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and the Company also reviews goodwill annually. The Company’s most recent annual goodwill impairment test date was October 1, 2008 and it determined that no goodwill impairment existed as of that date. At March 31, 2009, the Company assessed whether an interim or event driven impairment analysis of its reporting units was required by considering such factors as the market conditions for its products and services and the Company’s market capitalization. Since the Company’s annual impairment test date, ICx has achieved revenue growth and implemented cost control measures that have improved operations and its financial results. The Company believes that market conditions for its products and services will allow it to continue to achieve expected financial results. During February 2009, the Company’s market capitalization fell below the book value of its consolidated net assets and that condition continued to exist at March 31, 2009. As a result, during the first quarter of 2009, ICx evaluated the factors surrounding the market decline. Due to the short duration and depth of the market decline and other Company-specific factors such as financial results and market conditions for the Company’s products and services, the Company did not believe that the decline in market capitalization warranted an interim impairment test as of the first quarter ended March 31, 2009. The Company has continued to monitor its market capitalization, noting that beginning in June 2009, the Company’s market capitalization has consistently remained at or above the book value of its consolidated net assets. ICx will continue to monitor changing market conditions and the potential impact on the carrying value of its goodwill and will provide the applicable disclosure of the Company’s assessment at each of its interim reporting dates.

•

The business enterprises of each of the Company’s reporting units were valued using both income and market based approaches. Specifically, the income approach was based on the discounted cash flow method, and the market approach was based on two methods – the similar transactions method and the guideline company method. ICx will expand disclosures in future filings to more fully describe the market based approaches that it uses in valuing its reporting units. The additional disclosure ICx intends to make in future filings is set forth below in bold text.

•

When evaluating the Company’s individual reporting units for impairment ICx received quoted market prices in active markets to validate results in its discounted cash flow, similar transaction, and guideline company methods. Indications of value from all three methods were used to derive the Company’s ultimate conclusion of value for its independent reporting units. For each reporting unit, the ultimate value was calculated as a weighted-average value based on these three methods. Values resulting from the three methods were weighted based on factors and assumptions related to the inputs used in

Securities and Exchange Commission

July 2, 2009

each of the methods, giving more weight to inputs believed to be more reliable based on characteristics of the individual reporting units, market conditions and the current business environment. In order to further validate the Company’s conclusion that no goodwill impairment existed, ICx also aggregated the ultimate values of its individual reporting units to arrive at a value for the consolidated company and compared this value to the Company’s total market capitalization. ICx will expand disclosures in future filings to more fully describe these factors. The additional disclosure ICx intends to make in future filings is set forth below in bold text.

•

The third paragraph found on page 60 of the Company’s Form 10-K for the fiscal year ended December 31, 2008 under the heading Accounting Policies and Estimates, Goodwill and Identifable Intangible Assets is set forth below, with the additional disclosure the Company intends to make in future filings set forth in bold:

“We review goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also review goodwill annually in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that goodwill be tested, at a minimum, annually for each reporting unit using a two-step process. A reporting unit is an operating segment, as defined in paragraph 10 of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, or a component of an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and is reviewed. Two or more components of an operating segment may be aggregated and deemed a single reporting unit for goodwill impairment testing purposes if the components have similar economic characteristics. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit. The fair value of a reporting unit is estimated using the following methods: discounted cash flow, similar transactions and guideline company. Indications of value from all three methods are used to derive the reporting unit’s ultimate fair value by calculating a weighted average value based on these three methods. Values resulting from the three methods are weighted based on factors and assumptions related to the inputs used in each of the methods, giving more weight to inputs believed to be more reliable based on characteristics of the individual reporting units, market conditions and the current business environment. We receive and utilize quoted market prices in active markets to validate results produced by these three methods, including aggregating the values of the reporting units and comparing this value to the market capitalization of the consolidated company.”

4.	In a related matter, tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment and the results of such tests.

Securities and Exchange Commission

July 2, 2009

ICx Response:

In accordance with SFAS No. 144, ICx considers the impairment of long-lived assets, including property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Factors that are considered in determining whether a long-live asset must be evaluated for impairment primarily include:

•	a significant decrease in the market price of a long-lived asset (asset group);

•	a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

•	a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

•

a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and

•	a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

On October 1, 2006, the Company recognized goodwill impairment for most of its reporting units and in connection with that analysis ICx assessed the impairment of its long-lived assets, including intangible assets and property, plant and equipment, for those reporting units. None of those reporting units were deemed to have impairment of their long-lived assets, other than goodwill, on that date. ICx continually monitors for events or changes in circumstances that may indicate an impairment to long-lived assets. Since October 1, 2006, no events or circumstances have indicated that the Company’s long-lived assets must be evaluated for impairment.

Audited Consolidated Financial Statements, page F-1

Note 10. Segment Information, page F-32

5.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment information: Guidance on Applying Statement 131.” Please address our concern in your future filings.

ICx Response:

In the Company’s future filings, ICx will only present tangible assets in its disclosure of long-lived assets by geographic area in accordance with SFAS No. 131.

Securities and Exchange Commission

July 2, 2009

Exhibit 31

6.	We note that your annual report contains management’s internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company. Please amend your Form 10-K to include corrected certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

ICx Response:

In response to the Staff’s comment, the Company filed an Amendment No. 2 on Form 10-K/A on June 29, 2009 to amend the certifications to include the required language.

Per your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff-comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 2, 2009

Please direct any questions to me at (650) 493-9300. You may also contact me via facsimile at (650) 493-6811.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon Layman
Jon Layman

cc:	Deborah D. Mosier

Chief Financial Officer

ICx Technologies, Inc.

Daniel T. Mongan

Vice-President, Secretary and General Counsel

ICx Technologies, Inc.